                                                                     Exhibit 8.1


                              LIST OF SUBSIDIARIES

DIRECT SUBSIDIARIES                                           COUNTRY OF FORMATION
Nera America Latina Ltda                                      Brazil
Nera Americas Holding Inc.                                    USA
Nera de Mexico SA De CV                                       Mexico
Nera Electronics AS                                           Norway
Nera Finans AS                                                Norway
Nera GmbH                                                     Germany
Nera (HK) Ltd.                                                Hong Kong
Nera (India) Ltd.                                             India
Nera Ltd.                                                     United Kingdom
Nera Networks AS                                              Norway
Nera Satcom AS                                                Norway
Nera Wireless Broadband Access AS                             Norway

INDIRECT SUBSIDIARIES                                         COUNTRY OF FORMATION
Beijing Nera Stentofon Comm. Co. Ltd.                         China
Nera Americas Inc.                                            USA
Nera America Latina Inc.                                      Colombia
Nera Mechatronics AS                                          Norway
Nera Networks Inc.                                            USA
Nera Telecomm Ltd.                                            Singapore
Nera Telecommunications Inc.                                  USA
United Marine Electronics Ltd.                                Jersey